[WHITE HOUSE LETTERHEAD]

September 5, 2003

VIA THE EDGAR SYSTEM

United States Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street
Washington, DC 20549

Re:
Request for Withdrawal of The White House, Inc. Registration Statement, and all exhibits thereto, filed with the Securities and Exchange Commission (the "SEC"), on Form S-1 (File No. 333-105482) on May 22, 2003 and amended on June 24, 2003 (the "Registration Statement")

Ladies and Gentlemen:

        In accordance with Rule 477 promulgated under the Securities Act of 1933 (the "Securities Act"), The White House, Inc., a Delaware corporation (the "Company"), hereby requests that the above referenced Registration Statement be withdrawn, effective immediately.

        The Company, its stockholders and Chico's FAS, Inc., a publicly traded Florida corporation (NYSE Symbol: CHS) ("Chicos"), entered into a stock purchase agreement pursuant to which Chicos acquired all of the issued and outstanding capital stock of the Company. No securities were sold in connection with the Registration Statement or the offering connected thereto. The Company respectfully requests, that in accordance with the provisions of Rule 477(a) of the Securities Act, the SEC issue an order granting the desired withdrawal of the Registration Statement.

        If you have any questions or comments with respect to this withdrawal request, please contact either the Company's outside counsel, Robert Bolger of Venable Baetjer, Howard & Civiletti, LLP at 1201 New York Avenue, N.W., Suite 1000, Washington DC 20005-3917 (Telephone: (202) 962-4800) or the undersigned at the address or telephone number listed above.

Very truly yours,
The White House, Inc.
By:	/s/ RICHARD SARMIENTO Richard Sarmiento Chief Executive Officer